UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Near Sellout of Wafer Capacity for 2008 and 2009; Comments on Its Environmental Practices
Xinyu City, China and Sunnyvale, CA, March 13, 2008 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that based upon its current backlog of contracts, it has almost sold out 100% of its solar wafer capacity for 2008 and has sold more than 90% of its solar wafer capacity for 2009. The long-term nature of its contracts enhances LDK’s visibility for its business.
In preparation for the growth of its 2008 wafer production and as noted on its fourth quarter conference call, LDK increased its inventory to $380 million at the end of 2007. Inventory in transit represented the most significant portion of the increase, growing from 263 MT to 752 MT during the quarter as the Company purchased silicon material from around the globe. Approximately 8%, or $30 million, of LDK’s inventory at year end was classified from an accounting perspective as non-current due to the expectation that these materials would be consumed over a period longer than one year. The materials included in the non-current category represent usable silicon materials, which, due to the current virgin polysilicon shortage can only be used and blended in smaller quantities. The Company expects that the blending ratios of the non-current inventory will significantly change, increasing consumption of the non-current inventory as LDK Solar ramps production of its own polysilicon, and as more virgin polysilicon and higher resistivity feedstock become available. The higher inventory balance is an important factor in present and future cost reduction strategies at LDK Solar.
Additionally, LDK commented on its environmental practices. LDK maintains strong environmentally responsible standards across the Company. LDK is committed to building and operating safe and environmentally friendly polysilicon plants. In its state-of the-art polysilicon plants, currently under construction, the Company is implementing the latest proven Western technology for recycling. The plants will utilize a vent recovery system that will recycle and convert silicon tetrachloride (STC) back to Trichlorosilane (TCS) for consumption in the production process. Once completed, LDK’s plants will have a fully closed loop system where the majority of the potential waste (STC) will be recycled.
About LDK Solar
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, the Company provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi province in the People’s Republic of China. The Company’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and marketability of its products; the future trading of the securities of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. These statements are based upon information available to LDK’s management as of the date hereof. Actual results may differ materially from the anticipated results because of certain risks and uncertainties. The press release also contains forward looking statements about the progress of LDK’s construction of its polysilicon plant. These statements are based on information available to LDK’s management today. Actual results may differ, including various factors which may delay or disrupt the plant’s construction and completion, including, poor weather, the risk of labor difficulties, construction difficulties or financing difficulties.

The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1- 408-245-8801

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: March 14, 2008

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